UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2024

Commission file number: 001-41334

RAIL VISION LTD.

(Translation of registrant’s name into English)

15 Ha’Tidhar St

Ra’anana, 4366517 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

On October 7, 2024, Rail Vision Ltd. (the “Company”) entered into a Standby Equity Purchase Agreement (the “Purchase Agreement”) with YA II PN, LTD., a Cayman Islands exempt limited partnership (“Yorkville”).

Pursuant to the Purchase Agreement, the Company has the right, but not the obligation, to sell to Yorkville from time to time (each such occurrence, an “Advance”) up to $20.0 million (the “Commitment Amount”) of the Company’s ordinary shares, no par value (the “Ordinary Shares”), during the 36 months following the execution of the Purchase Agreement, subject to the restrictions and satisfaction of the conditions in the Purchase Agreement. At the Company’s option, the Ordinary Shares would be purchased by Yorkville from time to time at a price equal to 97% of the lowest of the three daily VWAPs (as hereinafter defined) during a three consecutive trading day period commencing on the date that the Company, subject to certain limitations, delivers a notice to Yorkville that the Company is committing Yorkville to purchase such Ordinary Shares (the “Advance Shares”). The Company may also specify a certain minimum acceptable price per share in each Advance. “VWAP” means, for any trading day, the daily volume weighted average price of the Company’s Ordinary Shares for such trading day on the Nasdaq Stock Market during regular trading hours as reported by Bloomberg L.P. As consideration for Yorkville’s irrevocable commitment to purchase the Company’s Ordinary Shares up to the Commitment Amount, the Company agreed to issue 288,684 Ordinary Shares (the “Commitment Shares”) to Yorkville and also paid a $10,000 structuring fee to an affiliate of Yorkville.

Pursuant to the Purchase Agreement, Yorkville shall not be obligated to purchase or acquire any Ordinary Shares under the Purchase Agreement which, when aggregated with all other Ordinary Shares beneficially owned by Yorkville and its affiliates, would result in the beneficial ownership of Yorkville and its affiliates (on an aggregated basis) to exceed 4.99% of the then outstanding voting power or number of the Company’s Ordinary Shares.

Subject to the mutual agreement of the Company and Yorkville, Yorkville may advance to the Company up to an aggregate of $3.0 million of the Commitment Amount, which will be evidenced in the form of a promissory note (a “Promissory Note”) in one or more tranches and in the amounts that the Company sets forth in such request. Each Promissory Note will mature on the twelve-month anniversary from the issuance date. Each Promissory Note accrues interest at a rate of 5%, will be issued with a 5% original issue discount, and will be repaid in 10 equal monthly installments beginning on the 60th day following the date of such Promissory Note’s date of issuance. Each Promissory Note may be repaid with the proceeds of an Advance or series of Advances under the Purchase Agreement or repaid in cash.

Subject to the terms set forth in the Promissory Notes, at any time on or after the issuance date, Yorkville shall be entitled to convert any portion of the outstanding principal of the Promissory Notes plus accrued and unpaid interest on such outstanding principal of the Promissory Notes to, but excluding, the conversion date (such amount, the “Conversion Amount”) into Ordinary Shares at the Conversion Price (as defined below). The number of Ordinary Shares issuable upon conversion of the Conversion Amount will be determined by dividing (x) such Conversion Amount by (y) the Conversion Price. The “Conversion Price” means, as of any conversion date or other date of determination and subject to adjustments set forth in the Promissory Notes, $1.00 per Ordinary Share. The Conversion Price will be adjusted from time to time pursuant to the terms and conditions of the Promissory Notes.

The Company, at its option and in its sole discretion, shall have the right, but not the obligation, to redeem (each, an “Optional Redemption”) early a portion or all amounts outstanding under the Promissory Notes, provided that the Company provides Yorkville with prior written notice (a “Redemption Notice”) of its desire to exercise an Optional Redemption. Unless otherwise agreed with Yorkville, the Company may only deliver a Redemption Notice (i) after the close of regular trading hours on a trading day and (ii) if the VWAP of the Ordinary Shares was less than the Conversion Price on the date such Redemption Notice is delivered. Each Redemption Notice will be irrevocable and will specify the date for the Optional Redemption (a “Redemption Date”) the outstanding principal of the Promissory Notes to be redeemed and the Redemption Amount (as defined below) applicable to such principal. With respect to any Redemption Notice, the “Redemption Amount” will be an amount equal to the outstanding principal actually being redeemed by the Company (after giving effect to any conversions with a Conversion Date prior to the relevant Redemption Date) on the relevant Redemption Date, plus the Redemption Premium, plus all accrued and unpaid interest on the principal amount being redeemed by the Company to, but excluding, the relevant Redemption Date. “Redemption Premium” means 5% of the principal amount being paid pursuant to a monthly payment or an Optional Redemption. After receipt of a Redemption Notice, Yorkville shall have ten trading days (beginning with the trading day immediately following the date the Company delivers such Redemption Notice to Yorkville) to elect to convert all or any portion of such Promissory Note. On the eleventh trading day following the delivery of the applicable Redemption Notice, the Company shall deliver to the Yorkville the Redemption Amount with respect to the principal amount redeemed to the extent not converted and otherwise after giving effect to conversions or other payments made during such ten trading day period.

Yorkville’s obligation to purchase the Company’s Ordinary Shares pursuant to the Purchase Agreement is subject to a number of conditions, including that a prospectus supplement to the Company’s shelf registration statement on Form F-3 (File No. 333-278645), which became effective on April 23, 2024, be filed with the Securities and Exchange Commission relating to the Commitment Shares issued and the Advance Shares to be issued and sold pursuant to an Advance under the Securities Act of 1933, as amended (the “Securities Act”).

This Report of Foreign Private Issuer on Form 6-K (this “Report”) shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the Ordinary Shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The Purchase Agreement contains customary representations and warranties, agreements and obligations, conditions to closing and termination provisions. The representations, warranties and covenants contained in the Purchase Agreement were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to the Purchase Agreement, and may be subject to limitations agreed upon by the contracting parties. In addition, subject to limited exceptions, the Purchase Agreement provides that for so long as any Promissory Note is outstanding, the Company will not effect or enter into an agreement to effect a “variable rate transaction”.

The Ordinary Shares are being offered and sold pursuant to an exemption from the registration requirements of the Securities Act, under Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder. Yorkville has represented that it is an accredited investor, as that term is defined in Regulation D, and has acquired and will acquire the Ordinary Shares for its own account for investment and not with a view toward the resale or distribution thereof. The offer and sale of the foregoing securities is being made without any form of general solicitation or advertising. The Ordinary Shares have not been registered under the Securities Act or applicable state securities laws. Accordingly, the Ordinary Shares may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

The foregoing summary of the material terms of the Purchase Agreement and the Promissory Note are not complete and re qualified in their entirety by reference to the full texts thereof, copies of which are filed herewith as Exhibit 10.1 and Exhibit 10.2, respectively, and incorporated by reference herein. A copy of the opinion of Shibolet & Co. relating to the legality of the issuance and sale of the Ordinary Shares is attached as Exhibit 5.1 hereto.

Warning Concerning Forward Looking Statements

This Report contains statements which constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. These forward looking statements are based upon the Company’s present intent, beliefs or expectations, but forward looking statements are not guaranteed to occur and may not occur for various reasons, including some reasons which are beyond the Company’s control. For this reason, among others, you should not place undue reliance upon the Company’s forward looking statements. Except as required by law, the Company undertakes no obligation to revise or update any forward looking statements in order to reflect any event or circumstance that may arise after the date of this Report.

This Report is incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File Nos. 333-271068 and 333-272933) and Form S-8 (File Nos. 333-265968 and 333-281329), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

Exhibit No.	Description
5.1	Opinion of Shibolet & Co.
10.1	Form of Standby Equity Purchase Agreement dated October 7, 2024, by and between Rail Vision Ltd. and YA II PN, LTD.
10.2	Form of Promissory Note
23.1	Consent of Shibolet & Co. (including in Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rail Vision Ltd.

Date: October 7, 2024	By:	/s/ Ofer Naveh
		Name:	Ofer Naveh
		Title:	Chief Financial Officer

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